Annual Report - Form C-AR

For the Year Ending December 31, 2024

Company Name:
Lightning Motors Corporation

Legal Structure:
Corporation

Date of Incorporation:
September 10, 2007

Jurisdiction:
Delaware

Fiscal Year End:
December 31

1. Financial Information

Total Offering Amount Raised:
$9,672.96

Use of Proceeds:
The funds raised in our Regulation Crowdfunding offering were allocated as follows:

- **Marketing and Sales**: $2,000 to fund marketing campaigns and expand our sales team.

- **Working Capital**: $7,672.96 for general operational costs.

Financial Statements:

- **Revenue for the Year**: $381,873.31

- **Profit or Loss**: The company reported a loss of $394,066.37 for the year due to higher-than-expected supply chain costs.

- **Balance Sheet**: Total assets as of December 31, 2024: $3,121,554.91; Total liabilities: $4,975,021.60.

Note: Financial statements are unaudited, internally prepared by the company. See Appendix A.

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2. Business Progress & Operations

Business Plan Progress:

- We successfully completed the initial prototype of Lightning Strom (dualsport bike) in Q4 2024, which has already attracted some users. Our target for the next 12 months is to complete initial new product introduction to the market in USA.

- We plan to continue our marketing plan in both USA and India to increase the sales.

- Introduce new products with Lightning designed traction control and ABS in next 12 months.

Key Developments:

- **Product Development**: We successfully developed Lightning's traction control software and ABS system.

- **Lightning featured in the upcoming movie**: Successfully cooperated with Accountant 2 production team. This will generate significant lifts to Lightning's brand worldwide.

- **Partnership with technology partners**: We are in discussion with a strategic partnership on the possibility of working together on manufacturing Lithium batteries.

Employee Count:
We currently have 5 full-time employees and 2 part-time contractors.

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3. Risk Factors

Material Changes to Risk Factors:
There were no material changes to the risk factors disclosed in our offering document.

However, the potential risks related to the supply chain has been heightened due to potential policy changes.

Challenges Faced:

- **Supply Chain Delays**: We experienced delays in sourcing key components for our product. However, we mitigated the impact by diversifying our supplier base.

- **Cash Flow Management**: Our efforts to ramp up marketing spending led to temporary cash flow challenges, but we are addressing this with better budget forecasting.

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4. Investor Relations & Equity Interests

Investor Updates:
We provided updates to our investors through emails and newsletters.

Equity Changes:
There were no changes to the number of outstanding shares or equity interests during the past year.

Dividends or Distributions:
No dividends were paid to investors during the fiscal year. As we are in a growth phase, our priority is reinvesting profits back into the business.

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5. Legal & Compliance Information

Legal Proceedings:
There are currently no pending legal matters or disputes that could significantly impact on our business.

Regulatory Compliance:
Our company has complied with all applicable regulations, including the Regulation Crowdfunding rules, during the year. We have filed all required reports and disclosures in accordance with SEC guidelines.

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6. Forward-Looking Information

Plans for the Next Year:
In the upcoming year, we plan to:

- **Scale our operations**: Expand our marketing efforts to reach 5,000 to 10,000 users.

- **Raise additional capital**: We are working on the plan to raise additional funding to accelerate our sales, product development and market expansion.

- **Products**: Introduce new products – Ultra premium bike, Dualsport bike for offroad and Spark for city riding.

Exit Strategy:

We are exploring potential acquisition opportunities as a possible exit strategy. We are also evaluating the option of an IPO in the next 3-5 years if the company reaches the appropriate scale.

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7. Contact Information

For questions about this report or any other inquiries, please contact:

Jojo Hatfield
Investor Relations Manager
Email: jojo@lightningmotorcycle.com
Phone: (888) 548-9099

Appendix A

Lightning Motors Corporation
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
10000 · Cash	
10200 · Petty Cash	3.98
10300 · PayPal	11.36
10400 · Funds in transit	4,000.00
11100 · Bank Accounts	
11101 · Citi-9780	-25,224.34
11102 · Citi-5479	3,049.84
11103 · Cit -5499	4,049.73
11105 · US Bank -5413	1,700.14
Total 11100 · Bank Accounts	-16,424.63
Total 10000 · Cash	-12,409.29
Total Checking/Savings	-12,409.29
Accounts Receivable	
12000 · Accounts Receivable	80,707.00
12010 · Allowance for Uncollectible AR	-37,776.00
Total Accounts Receivable	42,931.00
Other Current Assets	
13000 · Inventory	
13050 · Raw Material	7,982.50
13100 · Key Components	1,727,346.02
13200 · Misc Parts	329,377.15
13250 · Work In Process	364,091.06
Total 13000 · Inventory	2,428,796.73
14000 · Other Current Assets	
14100 · Prepaid Expense	10,280.00
14200 · Deposit	4,402.90
14300 · Note Receivable-Series B Stock	17,307.85
14310 · Allowance for Uncollec P/S B R	-17,307.85
14500 · Prepaid Payroll Liability	
14510 · Prepaid Federal 941	22,034.55
Total 14500 · Prepaid Payroll Liability	22,034.55
Total 14000 · Other Current Assets	36,717.45
Total Other Current Assets	2,465,514.18
Total Current Assets	2,496,035.89
Fixed Assets	
15000 · Property and Equipment	
15120 · Leasehold Improvements	5,676.83
15130 · Machinery and Equipment	361,807.32
15140 · Furniture and Fixture	115,839.83
15150 · Vehicles	9,999.13

Lightning Motors Corporation
Balance Sheet
As of December 31, 2024

	Dec 31, 24
15160 · Computers	29,359.29
15170 · Other PP&E	44,873.30
15180 · Tooling & Mold	579,965.24
15600 · Accumulated Depreciation	
15620 · A/D-Leasehold Improvements	-4,091.73
15630 · A/D-Machinery and Equipment	-303,311.02
15640 · A/D-Furniture	-105,376.72
15650 · A/D-Vehicles	-6,451.09
15660 · A/D-Computers	-25,767.53
15670 · A/D-Others PP&E	-38,624.27
15680 · A/D-Tooling & Mold	-401,852.82
Total 15600 · Accumulated Depreciation	-885,475.18
Total 15000 · Property and Equipment	262,045.76
Total Fixed Assets	262,045.76
Other Assets	
16000 · Intangible Assets	
16120 · Trademark	110,385.00
16200 · Accumulated Amortization	
16240 · Amortization-R&D Project	-8,348.00
Total 16200 · Accumulated Amortization	-8,348.00
16300 · Research and Development	
16370 · Software Development	
16373 · Charging Management System	6,848.00
Total 16370 · Software Development	6,848.00
16383 · Dual Motor System	70,147.00
16384 · Dual Sport Bike	53,711.00
16391 · Niobium Motor	107,013.00
Total 16300 · Research and Development	237,719.00
Total 16000 · Intangible Assets	339,756.00
18000 · Other Non-current Assets	
18010 · ROU Asset	23,717.26
Total 18000 · Other Non-current Assets	23,717.26
Total Other Assets	363,473.26
TOTAL ASSETS	**3,121,554.91**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable and Accured Ex	
20050 · A/P - Trade	5,239.00
Total 20000 · Accounts Payable and Accured Ex	5,239.00
Total Accounts Payable	5,239.00
Credit Cards	

Lightning Motors Corporation
Balance Sheet
As of December 31, 2024

	Dec 31, 24
20200 · Capital-6022/3672	39,757.39
20201 · Capital -5160	90.36
Total Credit Cards	39,847.75
Other Current Liabilities	
22000 · Accrued Liabilities	
22300 · Accrued Liabilities-Salary and	35,675.62
22350 · Accrued Liabilities-Payroll Tax	3,534.18
Total 22000 · Accrued Liabilities	39,209.80
22360 · Accrued Interest	1,155,980.33
23000 · Payroll Liabilities	
23050 · FIT Payable	26,269.00
23100 · CA SDI/PIT Payable	5,170.27
23150 · SS&M Payable	53,831.20
23200 · FUTA Payable	442.56
23250 · CA UI/ ETT Paybale	990.58
23400 · AZ PIT Payable	63.76
23450 · AZ UI Payable	2.13
23500 · CalSaver-Employee	1,976.55
23000 · Payroll Liabilities - Other	214.21
Total 23000 · Payroll Liabilities	88,960.26
24000 · Other Current Liabilities	
24100 · Customer Deposit	
24101 · Deposit - LS-218	18,980.00
24102 · Deposit - Strike Standard	17,500.00
24103 · Deposit - Strike Carbon	70,000.00
24105 · Deposit - Strike R	500.00
Total 24100 · Customer Deposit	106,980.00
24700 · ROU Asset-Lease Liability Curre	23,717.26
Total 24000 · Other Current Liabilities	130,697.26
Total Other Current Liabilities	1,414,847.65
Total Current Liabilities	1,459,934.40
Long Term Liabilities	
24200 · Convertible Debt	2,259,000.00
24400 · Short Term Loan	100,000.00
24401 · Short-term Loan Related Party	994,000.00
24600 · SBA Loan	
24610 · Disaster Loan - SBA	150,000.00
24620 · PPP Loan - SBA	12,087.20
Total 24600 · SBA Loan	162,087.20
Total Long Term Liabilities	3,515,087.20
Total Liabilities	4,975,021.60
Equity	
30000 · Common Stock	

Lightning Motors Corporation
Balance Sheet
As of December 31, 2024

	Dec 31, 24
30100 · Common Stock Par	444.09
30300 · Common Stock Par - Reg CF	1.31
Total 30000 · Common Stock	445.40
31000 · Preferred Stock	
31100 · Series A	
31110 · Series A Par	220.00
Total 31100 · Series A	220.00
31200 · Series B	
31210 · Series B Par	49.43
Total 31200 · Series B	49.43
Total 31000 · Preferred Stock	269.43
31120 · APIC - Series A	2,641,784.07
31220 · APIC - Series B	867,258.42
32000 · Additional Paid In Capital	2,311,490.36
32100 · APIC - Option	140,270.13
32200 · APIC - Common Stock	853,663.07
32201 · APIC - Common Stock - Reg CF	146,017.39
33000 · Retained Earnings	-8,418,285.01
Net Income	-396,379.95
Total Equity	-1,853,466.69
TOTAL LIABILITIES & EQUITY	**3,121,554.91**

Lightning Motors Corporation
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
40000 · Revenue	
41000 · Product Revenue	
41100 · Superbike	207,105.64
41200 · ZK	19,998.00
41201 · Strike R	26,998.00
41500 · Other Product	32,800.29
Total 41000 · Product Revenue	286,901.93
42000 · Service Revenue	94,256.50
43000 · Other Revenue	559.88
44000 · Accessories Sales	155.00
Total 40000 · Revenue	381,873.31
Total Income	381,873.31
Cost of Goods Sold	
50000 · Cost of Goods Sold	
51000 · Direct Material	
51100 · Superbike	128,299.02
51200 · ZK	25,861.71
51700 · Other Product	5,180.00
Total 51000 · Direct Material	159,340.73
57000 · Service Cost	14,440.50
Total 50000 · Cost of Goods Sold	173,781.23
Total COGS	173,781.23
Gross Profit	208,092.08
Expense	
60000 · Compensation and Benefits	
60100 · Salaries and Wages	160,108.73
60200 · Bonus and Commissions	2,799.63
60300 · Payroll Tax Expenses	12,225.34
60700 · Salaries & Wages - Allocations	-70,761.00
Total 60000 · Compensation and Benefits	104,372.70
61000 · Marketing and Selling Expenses	
61200 · Promotional Expenses	4,538.91
61300 · Website Maintenance	278.00
61700 · Marketing Collaterals	326.64
Total 61000 · Marketing and Selling Expenses	5,143.55
62000 · Engineering Expenses	
62100 · Research & Development	
62115 · Tools&Materials	30,530.08
Total 62100 · Research & Development	30,530.08
62200 · Software Development	625.00
62400 · Outside Fabrication	10,100.00

Lightning Motors Corporation
Profit & Loss
January through December 2024

	Jan - Dec 24
Total 62000 · Engineering Expenses	41,255.08
63000 · General and Administrative Expe	
63010 · Rent Expense	53,558.28
63020 · Telecommunications	9,257.80
63030 · Utilities	7,183.60
63040 · Office Supplies	1,719.26
63045 · Office Misc.	31,523.61
63050 · Delivery Charges	2,180.71
63060 · Bank Service Charges	3,799.32
63065 · Interest Expenses	243,422.57
63070 · Dues and Subscriptions	4,010.27
63090 · Repairs and Maintenance	645.62
63100 · Gasoline/Charging	3,063.13
63120 · Hotel and Lodging	1,444.43
63125 · Airfare and Auto	1,087.64
63130 · Meals and Entertainment	3,382.70
63135 · Other Travel Expenses	441.16
63140 · Legal Service	2,380.00
63145 · Other Professional Service	4,412.50
63180 · Franchise and Sale Tax Expense	850.00
63210 · Penalties & Fines	622.23
63220 · Filing & Registration Expense	1,413.65
63700 · Reg CF Related Expense	653.42
Total 63000 · General and Administrative Expe	377,051.90
64000 · Depreciation Expense	
64200 · D/E-Leasehold Improvements	396.28
64300 · D/E-Machinery and Equipment	14,759.13
64400 · D/E-Furniture	4,229.12
64500 · D/E-Vehicles	1,159.11
64600 · D/E-Computers	2,351.06
64700 · D/E-Others	
64701 · D/E Other PP&E	3,068.70
64702 · D/E Tooling & Mold	40,036.13
Total 64700 · D/E-Others	43,104.83
64850 · A/E-R&D Project	8,348.00
Total 64000 · Depreciation Expense	74,347.53
66000 · Inventory Write Off	4,124.72
Total Expense	606,295.48
Net Ordinary Income	-398,203.40
Other Income/Expense	
Other Income	
70000 · Other Income	
72000 · Credit-Cash Back Reward	1,823.45

Lightning Motors Corporation
Profit & Loss
January through December 2024

	Jan - Dec 24
Total 70000 · Other Income	1,823.45
Total Other Income	1,823.45
Net Other Income	1,823.45
Net Income	**-396,379.95**